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                                                                    EXHIBIT 23.1

The Board of Directors and Stockholders
Daleen Technologies, Inc.:


We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated January 24, 2001 (except as to notes 2, 11 and 14, which are as of March 30, 2001), contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit of $81.7 million at December 31, 2000. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP


Miami, Florida
September 12, 2001